Exhibit 99.3

Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.1

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Mission NewEnergy Ltd
ABN 63117065719

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Dario Amara
Date of last notice	31 March 2006
Date that director ceased to be director	1 July 2014

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities NIL

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Amara family trust account and Amara Superannuation Fund account	2,000 ordinary shares (1,000 to Amara family trust account and 1,000 to Amara Superannuation Fund account)

Part 3 – Director’s interests in contracts

Detail of contract	NIL
Nature of interest	NIL
Name of registered holder (if issued securities)	NIL
No. and class of securities to which interest relates	NIL

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002